March 6, 2012

VIA EDGAR

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Russell Mancuso, Branch Chief
Jay Mumford, Senior Attorney

Re:	Lam Research Corporation
Registration Statement on Form S-4
Filed January 31, 2012
File No. 333-179267

Ladies and Gentlemen:

Lam Research Corporation (the “Company” or “Lam”) is submitting this letter via EDGAR in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 22, 2012 (the “Staff Letter”) relating to the Company’s Form S-4 Registration Statement filed January 31, 2012 (File No. 333-179267) (the “Registration Statement”). Lam Research today filed Amendment No. 1 to the Registration Statement with the Commission. We are separately providing by email, for your convenience, a marked copy of Amendment No. 1 showing changes made since the original filing of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response (based on information provided to the Company by Novellus Systems, Inc. (“Novellus”)).

Background of the Merger, page 40

1.	Please disclose the “specificity” included in Party A’s revised proposal. Also disclose the “significant amount of conditionality in the proposal,” and describe how that conditionality differed from the conditionality in the Lam Research proposal.

The disclosure on page 46 of the Registration Statement has been revised in response to the Staff’s comments as follows:

Party A’s revised non-binding indication of interest was generally consistent with its earlier proposal contemplating an initial minority strategic investment and collaboration and, as orally communicated by Party A’s financial advisor, to potentially be followed by a subsequent second-step acquisition of the remaining outstanding shares of Novellus. Party A’s revised proposal provided more specificity than its previous proposal around the terms of its proposed minority investment. Specifically, Party A’s revised non-binding indication of interest proposed a purchase of new Novellus shares directly from Novellus in an amount equal to 19.9% of Novellus’ then outstanding common stock at a price per share that was less than the price per share implied by Lam Research’s proposed exchange ratio based on the closing price of Lam Research shares of common stock on the date of Party A’s revised non-binding indication of interest. Party A’s revised non-binding indication of interest also specified that in the event that a third party were to acquire Novellus or its assets within two years of the date of Party A’s minority investment, Party A would be entitled to receive a “make-whole” payment entitling Party A to the consideration that Party A would have been entitled to receive if Party A had received, at closing of its 19.9% investment, that number of shares of Novellus common stock equal to the aggregate amount of Party A’s investment divided by the closing price per share of Novellus common stock as of the date of Party A’s proposed minority investment.

Party A’s revised non-binding indication of interest, however, remained more conditional than Lam Research’s revised non-binding indication of interest, in that Party A’s proposal, among other things, did not commit Party A to purchase any additional shares of Novellus beyond the proposed 19.9% investment. Unlike Lam Research’s proposal to acquire 100% of Novellus’ outstanding common stock by way of a stock-for-stock merger, Party A’s revised indication of interest failed to include any commitment (or even a proposal) to purchase any outstanding shares of Novellus’ common stock (by way of a potential second step transaction or otherwise), providing no assurance that Party A was prepared to purchase any additional shares beyond the initial 19.9% minority investment that was to be purchased directly from Novellus. In addition, Party A’s proposal was conditioned on the concurrent successful negotiation of a strategic business partnership, the parameters of which were not specified in Party A’s revised proposal, and the negotiation of which would add significant time and uncertainty.

2.	Please clarify how the Lam Research proposed exchange ratio was favorable as you disclose at the top of page 47. Also disclose which “other items” proposed by Lam Research were favorable. Provide sufficient disclosure so that investors can adequately compare the proposals.

The disclosure on pages 46 and 47 of the Registration Statement has been revised in response to the Staff’s comments as follows:

The Novellus board then deliberated with each member of the board expressing their views on Party A’s proposal, the Lam Research proposal and continuing as a standalone company. During these deliberations, the Novellus board considered a variety of reasons why doing a transaction with Lam Research was preferable to the other two alternatives, including among others, certain of the factors summarized below in “—Novellus’ Reasons for the Merger; Recommendation of the Novellus Board of Directors.” Factors considered by the Novellus board in deciding to pursue the Lam Research proposal, rather than the other alternatives, included that:

•	the Lam Research proposal contemplated an acquisition of 100% of Novellus’ outstanding common stock at an attractive premium, unlike the minority investment proposed by Party A;

•

as of the date of Lam Research’s revised indication of interest, the exchange ratio represented a 39% premium to the 30-day average, 45% premium to the 60-day average, 50% premium to the 180-day average and 54% to the 12 month average closing exchange ratios for Novellus and Lam Research share prices and implied a Novellus share price of $46.96, $45.71, $49.15 and $51.90 per share based the 30-day average, 60-day average, 180-day average and 12 month average, respectively, of Lam Research’s stock price as of November 30, 2011;

•

the proposed exchange ratio translates to an approximate 41% ownership interest by Novellus shareholders of the combined company following the merger, even though it is estimated that Novellus will be contributing much less than 41% of the pro forma revenue, pro forma EBITDA and pro forma net income to the combined company;

•	the proposed consideration is a fixed ratio of Lam Research common stock which would not fluctuate as a result of changes in the price of Novellus common stock or Lam Research common stock;

•

because Lam Research proposed a stock-for-stock merger, Novellus shareholders would own shares in the combined company and share in any synergies and participate in any future appreciation of Lam Research common stock following the consummation of the merger, benefits that would not have been available to Novellus shareholders if the board elected to continue as a standalone company; and

•	the Novellus board of directors would have a fiduciary out in the merger agreement giving it the ability to terminate the merger agreement in favor of a superior proposal.

After concluding that Lam Research’s proposed exchange ratio and the other items proposed by Lam Research (including the structure of the transaction, the form of consideration, and the proposed benefits for Novellus shareholders) in its revised indication of interest were favorable, as discussed above, the Novellus board unanimously determined that it would authorize management and its advisors to enter into exclusive discussions with Lam Research for a 15-day period to permit Lam Research to conclude its due diligence on Novellus, to enable Novellus to continue and complete its due diligence on Lam Research and to negotiate the terms of a merger agreement. The board then directed representatives from Morrison & Foerster and BofA Merrill Lynch to engage with Lam Research’s legal counsel and its financial advisor to negotiate and finalize the terms of the exclusivity agreement, to distribute the draft of the merger agreement that Morrison & Foerster had previously prepared and to continue due diligence and negotiations.

3.	Please tell us about all relationships between Party A and Novellus.

The Company supplementally advises the Staff of the following information: Party A and Novellus are in the same industry and have had a commercial business relationship since approximately 2008. From time to time, Novellus and Party A have entered into commercial arrangements, including joint patent applications and joint development agreements to develop certain technologies for common customers. In addition, like many other businesses in the industry, Novellus and Party A have had conversations from time to time regarding potential strategic transactions (including potential business combinations or other strategic alternatives). The most recent interaction between Party A and Novellus in this regard is reflected in the Registration Statement under the section titled “Background of the Merger”. There are not, and have not been to Novellus’ knowledge, any overlapping directorships or employees between Novellus and Party A, and, other than as disclosed in this paragraph, Novellus is not aware of any other material affiliations between Party A and Novellus.

Novellus’ Reasons for the Merger, page 51

4.	Please revise your disclosure to include a more detailed discussion of why the offer from Party A was deemed less attractive than the Lam Research offer. Provide sufficient disclosure so that investors can understand why the board rejected Party A’s proposal.

The disclosure on page 52 of the Registration Statement has been revised in response to the Staff’s comments as follows:

Strategic Alternatives. After reviewing possible alternatives to the proposed merger with Lam Research, including Party A’s proposal, continuing to operate Novellus as an independent company or seeking a business combination with another company, the Novellus board of directors believes that another party would be unlikely to have the motivation or ability to offer a superior transaction, or would confront significant antitrust barriers in attempting to acquire Novellus. In particular, in considering Party A’s proposal for a minority investment, and determining that the minority investment was less attractive than Lam Research’s proposal to acquire 100% of Novellus’ outstanding common stock by way of a stock-for-stock merger, the Novellus board noted: (i) that as Party A was only proposing to purchase shares directly from Novellus, Novellus shareholders would not have an opportunity to sell shares in the transaction; (ii) the price per share proposed by Party A was less than the price per share implied by Lam Research’s proposed exchange ratio, and Party A would have a “make whole” right giving it additional consideration if Novellus were acquired within two years of Party A’s investment; (iii) Party A’s proposal failed to include any commitment (or even a proposal) to purchase any outstanding shares of Novellus’ common stock (by way of a potential second step transaction or otherwise), providing no comfort that Party A would purchase any additional shares beyond the initial 19.9% stake; and (iv) Party A’s proposal failed to include any specific terms regarding the proposed business collaboration.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ Sarah O’Dowd, Group Vice President, Human Resources and Chief Legal Officer

Lam Research Corporation

cc:	Martin B. Anstice, President and Chief Executive Officer, Lam Research Corporation

George M. Schisler, Jr., Vice President and General Counsel, Lam Research Corporation

Daniel R. Mitz, Esq., Jones Day